UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

________________

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated July 31, 2013.

Exhibit 99.1

Golar LNG Limited: Jordan FSRU Time Charter Party Execution

Golar LNG Limited (“Golar”) is pleased to announce that a firm Floating Storage and Regasification (FSRU) time charter with the Government of the Hashemite Kingdom of Jordan, represented by the Ministry of Energy and Mineral Resources (“the Government”) has been concluded and was executed on July 31, 2013.

The FSRU Golar Eskimo will be moored at a purpose built structure that is to be constructed by the Aqaba Development Corporation off the Red Sea port of Aqaba. Capable of storing 160,000 cubic metres of LNG and delivering up to 500 MMSCFD with a peaking capacity of 750 MMSCFD, the FSRU will connect to the Jordan Gas Transmission Pipeline that delivers natural gas to power plants throughout the Kingdom.

Earnings under the ten year contract are due to commence during the first quarter of 2015.  Annual EBITDA contribution to Golar for the first five years of the contract will be approximately USD 46 million and approximately USD 43 million per year for the second five year term.   The Government has the option to terminate the time charter after year five, subject to payment of an early termination fee.

Golar's CEO, Doug Arnell said “We are delighted to have executed this foundation agreement for the Hashemite Kingdom of Jordan. In so doing, we look forward to assisting Jordan to ensure security of gas supplies. In line with our omnibus agreement the vessel will be offered for sale to Golar LNG Partners. Such a transaction will, if concluded, release significant cash in Golar LNG and generate growth and increased dividend distribution potential for Golar LNG Partners. The contract reconfirms Golar's leading position as a provider of FSRU services.”

July 31, 2013

Hamilton, Bermuda.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: July 31, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer